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                                         Filed by First Federal Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: PFSB Bancorp, Inc.
                                                    Commission File No.: 0-25355



      On June 4, 2002, First Federal Bancshares, Inc., a Delaware Corporation, issued the following press release:

PRESS RELEASE



*FOR IMMEDIATE RELEASE*


              FIRST FEDERAL BANCSHARES, INC. AND PFSB BANCORP, INC.
                                 ANNOUNCE MERGER

      Colchester, Illinois and Palmyra, Missouri, June 4, 2002 -- First Federal Bancshares, Inc. (Nasdaq: FFBI), Colchester, Illinois, and PFSB Bancorp, Inc. (OTCBB: PFSI), Palmyra, Missouri, jointly announced today that they have signed a definitive merger agreement under which PFSB Bancorp will merge into First Federal Bancshares in a transaction valued at approximately $9.2 million. The transaction will increase First Federal Bancshares' assets from $242.9 million as of March 31, 2002 to approximately $310 million and increase its number of banking offices from six to nine. Under the terms of the transaction, as described in more detail below, shareholders of PFSB Bancorp will be entitled to receive either $21.00 in cash, shares of First Federal Bancshares common stock, or a combination of both in exchange for each share of PFSB Bancorp common stock.

      James J. Stebor, President and Chief Executive Officer of First Federal Bancshares stated, "We are very pleased to announce our agreement for PFSB Bancorp to merge with First Federal Bancshares. This merger of two community-oriented institutions represents a natural extension of our franchise into the State of Missouri. We look forward to continuing to emphasize the personal service and community banking focus that our customers appreciate."

      "We believe that this transaction is an excellent opportunity for our shareholders and our customers," said Eldon R. Mette, President and Chief Executive Officer of PFSB Bancorp. "Our commitments to maximizing shareholder value and to preserving a community bank atmosphere and high quality of service will be met by this merger. Our shareholders will receive a significant premium to the current market price of PFSB Bancorp common stock and will have


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the opportunity for continuing ownership in the merged institution. Our customers will benefit from access to a greater selection of services, including a full array of commercial and consumer loan products."

      The merger is expected to be completed in the fourth quarter of 2002.

      First Federal Bancshares' management team and board of directors will remain intact following the merger. One member of PFSB Bancorp's board of directors will be added to the boards of directors of First Federal Bancshares and First Federal Bank.

      The board of directors of First Federal Bancshares has authorized the repurchase of up to 300,000 shares of its common stock in connection with the merger for the purpose of issuing the repurchased shares to shareholders of PFSB Bancorp. In addition, First Federal Bancshares may purchase up to 5% of PFSB Bancorp's common stock in the open market prior to completion of the merger.

      In connection with this transaction, Sandler O'Neill & Partners, L.P. acted as financial advisor to First Federal Bancshares and RP Financial, LC. acted as financial advisor to PFSB Bancorp. Muldoon Murphy & Faucette LLP represented First Federal Bancshares, while Jenkens & Gilchrist, P.C. represented PFSB Bancorp.

      First Federal Bancshares is the holding company for First Federal Bank. First Federal Bank operates out of six offices in west-central Illinois. At March 31, 2002, First Federal Bancshares had total assets of $242.9 million and total deposits of $193.1 million.

      PFSB Bancorp is the holding company for Palmyra Savings. Palmyra Savings operates out of three offices in northeastern Missouri. At March 31, 2002, PFSB Bancorp had total assets of $71.9 million and total deposits of $62.7 million.

TERMS OF THE MERGER

      Under the terms of the agreement, PFSB Bancorp shareholders may elect to receive either shares of First Federal Bancshares common stock, $21.00 in cash or a combination of stock and cash in exchange for their shares of PFSB Bancorp common stock. The elections of PFSB Bancorp shareholders will be subject to the requirement that 50% of PFSB Bancorp shares be exchanged for cash and 50% be exchanged for First Federal Bancshares common stock. To the extent they receive First Federal Bancshares shares, the transaction is expected to be tax-free to PFSB Bancorp shareholders.




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      The number of shares of First Federal Bancshares common stock into which each PFSB Bancorp share will be exchanged will be based on the price of First Federal Bancshares common stock over a measurement period prior to the closing, as follows:


Average closing price of First Federal
Bancshares common stock during
measurement period                                Exchange Ratio
---------------------------------------------     -----------------------------------------------
1.  $13.09 or less                                1.  1.364

2.  Greater than $13.09 and less than $14.83      2.  $17.85 divided by average closing price

3.  $14.83 or more and less than $20.07           3.  1.203

4.  $20.07 or more                                4.  $24.15 divided by average closing price


      PFSB Bancorp may elect to terminate the agreement if the value of First Federal Bancshares stock declines below $13.09 and underperforms the SNL Index of Thrifts w/ Assets <$250M by 15% during a specified measurement period. Prior to PFSB Bancorp terminating the agreement under such circumstances, First Federal Bancshares may elect to increase the exchange ratio.

      The merger is subject to certain conditions, including the approval of the shareholders of PFSB Bancorp and receipt of regulatory approval.

PRICING SUMMARY


        Price to trailing 4Q earnings                   44.7x

        Price to 3/31/02 tangible book value            101.8%

        Premium to 6/3/02 PFSB Bancorp market price     58.5%


FORWARD-LOOKING STATEMENTS

      This news release contains certain forward-looking statements about the proposed merger of First Federal Bancshares and PFSB Bancorp. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from



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expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating First Federal Bancshares and PFSB Bancorp, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which First Federal Bancshares and PFSB Bancorp are engaged, and changes in the securities markets.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

      SHAREHOLDERS OF PFSB BANCORP AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 THAT FIRST FEDERAL BANCSHARES WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FEDERAL BANCSHARES, PFSB BANCORP, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors will be able to obtain all documents filed with the SEC by First Federal Bancshares and PFSB Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Federal Bancshares will be available free of charge from the Corporate Secretary of First Federal Bancshares at 109 East Depot Street, Colchester, Illinois, 62326, telephone (309) 776-3225. Documents filed with the SEC by PFSB Bancorp will be available free of charge from the Corporate Secretary of PFSB Bancorp at 123 West Lafayette Street, Palmyra, Missouri 63461, telephone (573) 769-2134. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      PFSB Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from PFSB Bancorp's shareholders to approve the merger. Information about the directors and executive officers of PFSB Bancorp and their ownership of PFSB Bancorp's common stock is set forth in PFSB Bancorp's proxy statement for its 2002 annual meeting of shareholders as filed with the SEC on December 14, 2001.

For further information contact:

James J. Stebor
President and Chief Executive Officer
First Federal Bancshares, Inc.
(217) 224-8686

Eldon R. Mette
President and Chief Executive Officer
PFSB Bancorp, Inc.
(573) 769-2134



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